FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ______

SIGNATURES
List identifying information required to be furnished by Diageo plc
PRESS RELEASE 02-AUG-04
PRESS RELEASE 06-AUG-04
PRESS RELEASE 09-AUG-04
PRESS RELEASE 10-AUG-04
PRESS RELEASE 13-AUG-04
PRESS RELEASE 20-AUG-04
PRESS RELEASE 23-AUG-04
PRESS RELEASE 27-AUG-04

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date 6 September 2004	By	/S/ J Nicholls Name: J Nicholls Title: Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 August - 31 August 2004

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement
 Mr Shanahan informs the company of his beneficial interests.
(2 August 2004)

Announcement
Transfer of Shares by Diageo Share Ownership Trustee Limited.
(6 August 2004)

Announcement
The Capital Group Companies Inc. notification of interest in shares of the Company.
(9 August 2004)

Announcement
Messers Walsh and Rose and Lord Blyth inform the company of their beneficial interests and Transfer of Shares by Diageo Share Ownership Trustee Limited
(10 August 2004)

Announcement
Transfer of Shares by Diageo Share Ownership Trustee Limited.
(13 August 2004)

Announcement
Transfer of Shares by Diageo Share Ownership Trustee Limited and Messers Walsh and Rose inform the company of their beneficial interests.
(20 August 2004)

Announcement
Transfer of Shares by Diageo Share Ownership Trustee Limited.
(23 August 2004)

Announcement
Transfer of Shares by Diageo Share Ownership Trustee Limited.
(27 August 2004)

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:19 02-Aug-04
Number	PRNUK-0208

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that Mr W S Shanahan, a director, notified the Company on 30 July 2004 that he became aware on 30 July 2004 that he had acquired a beneficial interest in a further 58.929 American Depositary Shares in the Company (‘ADS’). These ADSs were acquired by a broker on Mr Shanahan’s behalf by way of reinvestment of the dividend paid by the Company on 13 April 2004 at a rate of US$0.7724 per ADS.

As a result of these transactions, Mr Shanahan’s beneficial interest in ADSs is 4,147.752. One ADS is the equivalent of four ordinary shares of 28 101/108 pence in the Company.

Mr Shanahan also has a beneficial interest in 850 9.42% Cumulative Preferred Securities, Series A of Grand Metropolitan Delaware, L.P., a subsidiary of the Company.

2 August 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:36 06-Aug-04
Number	PRNUK-0608

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 6 August 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 83 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan. The Ordinary Shares were sold on 30 July 2004 at a price per Ordinary Share of £6.7806, by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of	No of Ordinary	Price Per
Transaction	Shares Sold	Share
30.07.04	83	£6.7806

The total holding of the Trust now amounts to 3,321,038 ordinary shares.

6 August 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	15:30 09-Aug-04
Number	PRNUK-0908

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 9 PARAGRAPH 11 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 9 August 2004 for the purposes of Sections 198 to 208 of the Companies Act 1985, from The Capital Group Companies Inc. (‘Capital’) that as at 4 August 2004 Capital had increased its interest in the Company’s Ordinary Shares of 28 101/108p each (‘Ordinary Shares’) to 122,634,410 Ordinary Shares, representing 4.012 per cent. of the issued share capital. These shares are under Capital’s investment management and are not owned for their own account. The Holders, Registered Names and the number of Ordinary Shares held by each of them are as follows:

Holder	Number of shares
Capital Guardian Trust Company	43,511,260
Registered Name:
State Street Nominees Limited, London	6,742,537
Bank of New York Nominees, London	1,041,000
Northern Trust, c/o NorTrust Nominees Limited, London	170,100
Chase Nominees Limited, London	19,932,904
BT Globenet Nominees Limited, London	499,200
Midland Bank plc, London	5,142,600
Cede & Co., New York	14,400
Bankers Trust, London	1,967,200
Barclays Bank, London	359,400
Citibank London, London	17,700
Royal Trust	23,100
Nortrust Nominees, London	5,633,979

Holder	Number of shares
Royal Bank of Scotland, London	65,500
MSS Nominees Limited, London	31,100
State Street Bank & Trust Co.	74,100
Citibank	20,100
Citibank N.A., Toronto	39,600
HSBC Bank plc, London	18,000
Mellon Bank N.A., London	152,200
ROY Nominees Limited, London	30,000
Mellon Nominees (UK) Limited, Glasgow	1,514,940
HSBC, Kuala Lumpur	21,600

Capital International Limited	13,999,152
Registered Name:
State Street Nominees Limited, London	328,453
Bank of New York Nominees, London	5,009,707
Northern Trust, c/o NorTrust Nominees Limited, London	974,377
Chase Nominees Limited, London	1,772,935
Midland Bank plc, London	36,000
Bankers Trust, London	158,688
Barclays Bank, London	42,400
Morgan Guaranty, London	264,100
Nortrust Nominees, London	2,716,021
Royal Bank of Scotland	56,800
State Street Bank & Trust Co.	319,500
Deutsche Bank AG, London	1,202,600
HSBC Bank plc, London	844,420
Mellon Bank N.A., London	116,251
Bank One, London	108,800
Clydesdale Bank plc	48,100

Holder	Number of shares
Capital International S.A.	1,197,900
Registered Name:
Chase Nominees Limited, London	605,200
Midland Bank plc, Poutney Hill	257,300
Barclays Bank, London	230,600
Brown Bros., Pittsburgh	22,800
Royal Bank of Scotland, London	33,200
HSBC Bank plc, London	48,800

Capital International, Inc.	3,816,098
Registered Name:
State Street Nominees Limited, London	1,346,200
Bank of New York Nominees, London	285,900
Northern Trust, London	23,500
Chase Nominees Limited, London	1,244,700
Midland Bank plc, Poutney Hill	80,200
Bankers Trust, London	6,900
Citibank London, London	13,800
Nortrust Nominees, London	248,200
Royal Bank of Scotland, London	62,800
State Street Bank and Trust Co.	134,400
Citibank	15,600
RBSTB Nominees Ltd., London	13,300
Citibank NA, Toronto	196,198
HSBC Bank plc, London	53,700
JP Morgan Chase Bank	90,700

Capital Research and Management Company	60,110,000
Registered Name:
Chase Nominees Limited, London	60,110,000
Total	122,634,410

9 August 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	13:37 10-Aug-04
Number	PRNUK-1008

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 10 August 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that:

(i) the Trustee purchased 50,133 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants in the Plan on 10 August 2004 at a price of £6.62 per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii) that the following directors of the Company were allocated Ordinary Shares on 10 August 2004 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares
N C Rose	28
P S Walsh	28

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £6.62.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No 2 Employee Share Trust and the Diageo Employee Benefit Trust) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	172,355
P S Walsh	672,002

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 August 2004 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 3,371,171 Ordinary Shares.

2) that it received notification on 10 August 2004 from Lord Blyth that he has purchased 1,107 Ordinary Shares on 10 August 2004 under an arrangement with the Company, whereby he has agreed to use an amount of £7,375 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £6.62.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 44,791.

10 August 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	12:54 13-Aug-04
Number	PRNUK-1308

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 13 August 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 463 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan and transferred 1,708 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 12 August 2004 at a price per Ordinary Share of £6.6413, by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of	No of Ordinary	Price Per
Transaction	Shares Sold	Share
12.08.04	463	£6.6413

Date of
Transaction	No of Ordinary Shares Transferred
12.08.04	1,708

The total holding of the Trust now amounts to 3,369,000 ordinary shares.

13 August 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	11:55 20-Aug-04
Number	PRNUK-2008

TO:	Regulatory Information Service
The London Stock Exchange

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) That it received notification on 20 August 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 182 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan, on 13 August 2004 at a price of £6.6215 per share and transferred 10,150 Ordinary Shares to participants leaving the Plan, on 13 August 2004. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

The total holding of the Trust now amounts to 3,358,668 ordinary shares.

2) That it received notification on 19 August 2004 for the purposes of Section 329 of the Companies Act 1985 from Hill Street Trustees Limited as the trustee of the Grand Metropolitan PLC No 2 Employee Share Trust (the ‘Employee Share Trust’) that they had made the following transfers of the Company’s Ordinary Shares to participants of the Employee Share Trust upon their exercise of employee share options: 4 October 2002 — 4,000 Ordinary Shares at a share option price of £4.6699 per share; 9 June 2003 — 4,000 Ordinary Shares at a share option price of £4.4397 per share; 23 June 2003 — 4,000 Ordinary Shares at a share option price of £4.3835 per share; 17 November 2003 — 1,000 Ordinary Shares at a share option price of £4.3485 per share; and 19 December 2003 - 1,000 Ordinary Shares at a share option price of £4.1436 per share. The Employee Share Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries and operates primarily in conjunction with former Grand Metropolitan PLC share schemes.

The following directors are potential beneficiaries of the Employee Share Trust:

N C Rose

P S Walsh

As a result of the above transactions, the Employee Share Trust’s total holding in the Company is 14,528 Ordinary Shares and 447,580 Ordinary Shares subject to call options.

20 August 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	13:05 23-Aug-04
Number	PRNUK-2308

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 23 August 2004 for the purposes of Section 329 of the Companies Act 1985 from Hill Street Trustees Limited as the trustee of the Grand Metropolitan PLC No 2 Employee Share Trust (the ‘Employee Share Trust’) that call options to purchase 67,484 Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’) were taken up on 19 August 2004 at a price of £4.23 per Ordinary Share.

The Employee Share Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries and operates primarily in conjunction with former Grand Metropolitan PLC share schemes.

The following directors are potential beneficiaries of the Employee Share Trust:

N C Rose

P S Walsh

As a result of the above transactions, the Employee Share Trust’s total holding in the Company is 82,012 Ordinary Shares and 380,096 Ordinary Shares subject to call options.

23 August 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	13:49 27-Aug-04
Number	PRNUK-2708

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 27 August 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 1,035 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan, on 20 August 2004 at a price of £6.6113 per share and transferred 10,181 Ordinary Shares to participants leaving the Plan, on 20 August 2004. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

The total holding of the Plan now amounts to 3,347,452 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

27 August 2004

END